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                                    Exhibit 1

                             Cliffwood Partners LLC
                           11726 San Vicente Boulevard
                                    Suite 600
                              Los Angeles, CA 90049
                                 March 20, 2002

Board of Directors
National Golf Properties, Inc.
2951 28th Street
Suite 3001
Santa Monica, CA 90405
Attention:     David G. Price, Chairman of the Board
               James M. Stanich
               Charles S. Paul
               John C. Cushman, III
               Bruce Karatz

Dear Directors:

On March 12, 2002, Cliffwood Partners LLC received a brief letter from Charles
S. Paul, interim chief executive officer of National Golf Properties, Inc. (the Company), a copy of which is attached to this letter. The letter appears to be in response to our initial letter to the Board of Directors of the Company (the Board) dated March 1, 2002. Upon receiving the letter, I left telephone messages with each of the members of the independent committee of the Board. The purpose of my efforts to speak to the independent committee was to engage the Board in a dialogue regarding our concerns about the Company's current strategic proposal set forth in its press release dated February 13, 2002 (the Current Proposal) and the lack of a public response to our concerns and questions by the Board, in particular its independent committee.

On March 14, 2002, Bruce Karatz returned my phone call. After highlighting many of the points we previously raised in our letters to the Board, I concluded my conversation with Mr. Karatz by broadly outlining an alternative proposal and inquiring as to whether the independent committee was not inclined to consider such an alternative to the Current Proposal. Mr. Karatz explained that the independent committee was not inclined to consider any alternatives at the present time, as only the Current Proposal is being actively pursued. Mr. Karatz's representation as to the position of the independent committee was subsequently confirmed by a representative of Lazard Freres & Co., the financial advisor to the independent committee.

Despite the Board's apparent unwillingness to consider alternative proposals at the present time, we believe it is important to present the broad parameters of our plan to you and make it available to the Company's stockholders, its creditors and other interested parties. Our proposal (our Alternative Proposal) reflects our diligent efforts to seek out an alternative that will provide the Company's stockholders and creditors with the strongest plan for a more prosperous National Golf. Our Alternative Proposal has the following key elements:

1. Regional Operator Strategy - The Company would break up the operation of its courses into regional groups and foster a competitive process for the management of the course groups. We have consulted with golf industry experts, who believe that such a process will yield substantial benefits to the Company. These benefits are discussed below.

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2.   Aggressively Pursue the Company's Options with Respect to American Golf
     Corporation (AGC) - AGC must be treated as the defaulting tenant that it is. We believe that if the lease payments owed to the Company are not made current expeditiously by AGC, all options available to the Company, including lease terminations, should be considered. Certainly, in a restructuring of AGC's lease obligations, the forbearance of some amounts could be considered, but only if the Company receives additional consideration and assurances of future payment. Upon implementation of a regional operator strategy, the Company may consider bids by AGC to continue to operate some of the Company's courses, but any such bids should be compared to proposals of other bidders, taking into account the capabilities and relative financial strengths of the bidders.

3. Sell Under-performing Assets - In order to restore its financial position, the Company should closely examine the profitability of all of its courses. The Company should independently (not relying on AGC) identify and sell courses that are unprofitable to operate and those courses that have market values that exceed their value as properties leased to operators. We believe that AGC has different incentives than the Company, in large part due to AGC's substantial overhead, with respect to acquisitions and dispositions of courses. The proceeds from any asset sales should then be used to retire the Company's debt.

4. Asset Maintenance - The Company must at all times be committed to ensuring that its operators maintain Company courses at a level necessary to remain competitive in this difficult environment. The Company's new regional operators will be charged with meeting this high standard of maintenance. The deferral of capital expenditures for maintenance must be avoided at all costs.

5. Opportunistic Purchases of High-Quality Courses - In light of its difficult financial position, the Company should pursue a measured strategy to pursue the acquisition of selected additional courses. An aggressive growth strategy is not warranted nor tenable for the Company at this time. Only once the Company has restructured its debt, diversified its operator base and unburdened itself of under-performing assets may it then consider diverting its resources and attention to purchasing additional courses with solid prospects.

Our Alternative Proposal is based upon the very limited information contained in the Company's public filings as well as analysis performed by our extensive industry contacts with diverse perspectives and expertise. Our proposal is subject to revision as we obtain more information. Responses by the Company to our previous information requests will greatly assist us in finalizing our proposal.

We believe that our Alternative Proposal represents a superior option for all of the Company's public stockholders and creditors (including the lenders under the Company's credit facility) by capitalizing on the following strategic advantages over the Current Proposal, based upon the limited information we have concerning that proposal:

..    No Merger with the Troubled AGC - Unfortunately, the Company is now completely dependent on the operating skills of AGC. The proposed merger would permanently bind the Company to its problematic operator, which would only compound the issues that led to the Company's current state of disarray. According to our industry sources, this relationship and the proposed transaction with AGC make little sense in the current competitive operating environment. We believe that AGC is a primary reason that the Company is facing its current financial difficulties. Furthermore, the lack of public information on AGC and the abrupt deferral by the Company of all of AGC's rental payments lead us to believe that AGC has improperly benefited from a less than arm's length relationship with the Company. The Company has strength on its own, which will be severely impaired if the Company merges with the primary source of its difficulties.

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..    No Dilution to the Company's Public Stockholders - Several factors indicate to us that now is not the time for the Company to sell additional securities. We believe that the Company's current market price is substantially depressed, due to, among other things, the difficulties in the golf industry, the lack of disclosure about the Company's financial situation and its proposed merger with AGC, and concerns that the Company will be losing its REIT status. Any issuance at or near the current market price would be extremely dilutive. Based on the Company's operating results for previous periods, we believe that, upon adoption of the regional operator strategy, the Company should be able to generate revenues from the operations of its golf courses that are sufficient to cover all of its debt service and other obligations and make significant distributions to stockholders. Accordingly, we are strongly opposed to any transaction that requires a significant equity infusion through the issuance of additional Company shares. To satisfy its own capital needs, AGC should work with its own financial advisors to seek additional investors and to restructure its debt obligations prior to proposing any transaction involving the Company.
     A recapitalized and financially independent AGC can then bid for the Company's leases alongside other operators.

..    Advantages of a Regional Operator Strategy - The operation and management of golf courses is a fragmented business, with many quality regional operators that can enable the Company to maximize the value of its courses. We believe that the Company can obtain substantial benefits from regional operators through a negotiated process in which potential operators compete for the right to operate the Company's courses. Additionally, beyond the possibility of improved terms with tenants inherent in such a process, regional operators can better understand the demographics of their markets, and respond more rapidly to changes in the golfing environment, since they are more intimately acquainted with the public that they serve. Our industry contacts believe that our strategy to regionalize the operation of the Company's courses can be implemented rapidly. Quick implementation is imperative to preserve the asset value of the courses.

..    Improved Terms with Creditors - As long as the Company continues to be tied to AGC, the Company will incur risk premiums associated with being a borrower with a single source of income. We believe that, upon implementation of our strategy, the Company will be able to renegotiate its existing credit facility on more attractive terms. In addition to the Company's own obligations under its credit facility, we are extremely troubled that the Company's current credit facility requires AGC to meet financial benchmarks. By diversifying the Company's tenant base, the Company's lenders are less likely to require covenants relating to any particular tenant. The Company will then be able to offer its creditors a transparent capital structure and a plan for prudently reducing its debt.

..    Maintenance of REIT Status - Along with the Company's announcement of a proposed strategic transaction with AGC, the Company's abrupt termination of its regular dividend signaled to us that the Board no longer believes that the Company should continue as a REIT. We disagree. Our Alternative Proposal does not involve a transaction that would terminate the Company's tax-favored REIT status. Furthermore, we believe that, after implementation of our strategy, the Company's cash flow will soon be restored to levels which would result in the reinstatement of its dividend. Once again, the Company could build a stable base of investors who depend on its consistent dividend-paying ability with a diversified operator base.

..    Advantages of the Treatment of AGC on an Arms-Length Basis - The Company's
     previous treatment of AGC places the Company in a very difficult position in the event that AGC files for bankruptcy protection. In the event of AGC's bankruptcy, it is likely the Company would receive a mere fraction of its past due lease payments, and the Company could be prohibited from exercising its remedies under the lease agreements with AGC, thereby preventing the Company from obtaining more favorable leases with other operators.

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We hope that the advantages outlined above will persuade the independent committee of the Board to consider our Alternative Proposal. We strongly believe that our proposal will put the Company on a more solid financial footing. We will continue to update the independent committee as we have additional information to share. We are working closely with outside experts to refine our proposal and we intend to submit the material details of our proposal to the Board as soon as reasonably possible, along with our specific plans for its implementation.

In the interim, we hope that the independent committee will address the requests for information that we have made in our previous letters to the Board and consult with industry experts unaffiliated with David G. Price or AGC regarding our concerns and our proposal. As we stated in those letters, and reiterate today, the information we are requesting is information that every shareholder is entitled to have in evaluating both the Board's Current Proposal and our Alternative Proposal.

We look forward to hearing from you soon and to meeting with you in connection with the submission of our proposal in the near future.

Sincerely,

 /s/ Carl B. Tash
--------------------------
Carl B. Tash
President
Cliffwood Partners LLC

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                                 LETTER FROM THE
                              BOARD OF THE COMPANY
                               DATED MARCH 5, 2002
                      (envelope postmarked March 11, 2002)

                                     [LOGO]

                          National Golf Properties(TM)



                                 March 5, 2002



Carl B. Tash
President
Cliffwood Partners LLC
11726 San Vicente Boulevard
Los Angeles, California 90049



Dear Mr. Tash:

                I have received your letter to the Board of Directors of National Golf Properties, Inc. dated March 1, 2002. I appreciate your interest in National Golf and our proposed business combination with American Golf Corporation. As much as I would like to respond to the substance of your letter, and look forward to doing so in the near future, as was stated in the February 13, 2002 press release announcing the proposed transaction, National Golf will not comment on the transaction unless and until a definitive agreement is reached or negotiations with American Golf are discontinued. If you have specific questions regarding items disclosed in our recent 8-K, I will attempt to clarify the contents of that filing.




                                        Sincerely,



                                        /s/ Charles S. Paul
                                        -------------------------
                                        Charles S. Paul
                                        Interim Chief Executive Officer and
                                        Chairman of the Independent
                                        Committee of the Board of Directors



cc:     John Cushman
        Bruce Karatz